June 17, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

Washington, D.C.

Re: Lelantos Holdings, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed May 16, 2024

File No. 024-12414

Dear, Anuja Majmudar:

Pursuant to the commentary letter provided on June 5, 2024 and the phone conversation held the same day, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statment as well.

Cover Page:

1. “We note your response to prior comment 2, including your revisions to the Risk Factors section to disclose the percentage of Preferred Stock held by your officers and directors, the conversion value, and the voting rights associated with the shares. Please revise the cover page to include similar disclosure.”

Response:

The following statement that was previously included in the Risk Factors section was also added to the cover page section:

Our officers and directors have significant control over business matters, can make decisions that are not in the best interests of all stockholders, and the common shareholders will have little or no control over our affairs.

Our bylaws and Articles of Incorporation provide our officers and directors with significant power and influence over corporate matters that do not require shareholder approval, including the approval of significant corporate transactions.

Nathan Puente, the Chief Executive Officer of the Company owns 99% of the Class A Preferred Shares of the Company that have 10:1 voting rights compared to the Common Shareholder. As a result, the CEO has a majority of the voting control and will retain that control even if the Company successfully qualifies all 100,000,000 shares pursuant to this Offering. In addition, our directors control approximately 59.81% of the Class B Preferred Shares, which are entitled to a 50:1 conversion to Common Shares or up to 60,000,000 Common Shares and hold voting rights that are equivalent to the conversion ratio (50:1). Listed below is a table that outlines the Preferred Stock ownership held by directors and officers and the conversion value as well as voting rights associated with the shares.

Name	Title	Class of Ownership/ Conversion Ratio	Amount of Beneficial Ownership	Percentage of Ownership	Amount of Common Shares if Converted	Voting Rights
Nathan Puente	Officer/ Director/ 5%+ Owner	Preferred A (10:1)	9,900,000	99%	99,000,000	99,000,000 Votes
Nathan Puente	Officer/ Director/ 5%+ Owner	Preferred B (50:1)	500,000	24.92%	25,000,000	25,000,000 Votes
Joshua Weaver	Officer/ Director/ 5%+ Owner	Preferred B (50:1)	500,000	24.92%	25,000,000	25,000,000 Votes
Sean Land	Director/ 5%+ Owner	Preferred B (50:1)	200,000	9.97%	10,000,000	10,000,000 Votes

The Company may also issue “blank check” Preferred Stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights, and provisions in our charter documents and under Florida law could discourage a takeover that stockholders may consider favorable.

General:

2. “Please provide an updated balance sheet (unconsolidated if possible) of the Issuer (including its subsidiaries) as of May 31, 2024.”

Response:

Updated financials (both unconsolidated and consolidated) are provided in the amended Part 2 Statement and attached to this correspondence document as an exhibit.

3. “Please provide a more comprehensive, detailed legal analysis regarding whether the Issuer and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.”

Without limiting the generality of the foregoing question, please provide factual support and a comprehensive, detailed legal analysis regarding whether the Issuer views its investments in Eco Management Systems to be “investment securities” as defined under Section 3(a)(2) of the Investment Company Act of 1940. As part of this response, please:

● state the Issuer’s percentage ownership of Eco Management Systems;

● describe the Issuer’s ownership and control rights in detail; and

● confirm the Issuer’s present intention with respect to its investments in Eco

Management, including a clarification of the following: “The Issuer only owns equity securities of its subsidiary (Eco Management) and has no intent of selling the equity securities to invest in other securities while arranging to acquire a new majority- or wholly-owned subsidiary; selling a large operating division of the subsidiary and investing the proceeds in securities pending acquisition of a new majority- or wholly-owned subsidiary; or making a tender offer to stockholders of a non-investment company and failing to obtain a majority of the target company’s stock.”

Response:

Per the request of the SEC in their commentary letter, dated on June 5, 2024, and pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940 a calculation was made to determine whether or not the equity purchase placed them in the category of an Investment Company as defined by a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such Issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The numerator in this calculation was the value of the new “Eco” assets ($3,000,000) and the denominator was the new total value of all assets ($4,094,197). The value from this calculation showed that the newly acquired investment securities had a value of 73.27% of the Issuer’s total assets, potentially triggering Lelantos to meet the definition of an “investment company;” however, as described in the analysis below - for several reasons - the Issuer is not an investment management company and is therefore exempt from registration pursuant to the Investment Management Act of 1940.

Lelantos is currently the 50% owner of the subsidiary known as “Eco”. Presently, Eco constitutes greater than 45% of the total assets and 45% of net income of the Issuer. Pursuant to Section 3(a)(1)(C) of the Investment Management Act of 1940, the prima facie evidence would suggest that Lelantos is an Investment Management Company. However, pursuant ot Section 3(a)(1)(C) subsection 4 provides that:

Notwithstanding section 3(a)(1)(C) of the Act (15 U.S.C. 80a-3(a)(1)(c)), an issuer will be deemed not to be an investment company under the Act; Provided, That:

4.	Securities issued by companies:

i.	Which are controlled primarily by such issuer;
ii.	Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and
iii.	Which are not investment companies;

In order to satisfy the above requirements, it should be noted that:

i.	Lelantos exercises control over the subsidiary such that all material decisions and all day to day operations are either controlled by or substantially overseen by the Issuer;
ii.	The Isser does not engage in the business of investing, reinvesting, owning, hording or trading securities, nor does the subsidiary; and
iii.	The subsidiary is not an investment company.

Point (iii) being as yet unaddressed it is important to look through to the subsidiary and again note that the subsidiary has certain characteristics that could make a prima facie case that the subsidiary is itself an Investment Management Company. Specifically, the subsidiary has a number of LLCs in different states that in aggregate constitute more than 45% of the total assets and 45% of the net income of the subsidiary. However, the subsidiary does not meet the definition of “investment company’ because, pursuant to subsections 3 and 4:

3.	Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies;

4.	Securities issued by companies:

i.	Which are controlled primarily by such issuer;
ii.	Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and
iii.	Which are not investment companies;

Specifically:

3.	Each of the subsidiaries of ECO is majority-owned by Eco; and

4.	The subsidiaries of ECO are:

i.	Primarily controlled by ECO, each being a separate entity solely for the purpose of State licensing in the solar installation sector – a state-regulated industry;
ii.	Each subsidiary of ECO does not engage in the business of investing, reinvesting, owning, hording or trading securities, nor does the subsidiary; and
iii.	As stated in (ii), each subsidiary is not an investment company since each is engaged in the installation of solar technology in commercial and residential applications and the corporate structure is to accommodate state licensing, and insurance and is further segmented to reduce litigation risk and exposure. None of the activities of ECO’s subsidiaries could be reasonably classified as investment management-related.

For the above-stated reasons, the Issuer is not an investment management company and is therefore exempt from registration pursuant to the Investment Management Act of 1940.

4. “To the extent that the Issuer is relying on the temporary safe-harbor provided by rule 3a-2:

● Please supplementally provide (i) a copy of the resolution made by your board of directors pursuant to rule 3a-2(a)(2) and (ii) the date on which such resolution was recorded contemporaneously in your minute books.

● Please provide (i) the date on which the one-year period commenced pursuant to rule 3a-2(b), together with (ii) the legal analysis supporting this determination.

● Please provide an analysis of whether the Issuer has relied on the temporary safe-harbor provided by rule 3a-2 under the Investment Company Act of 1940 at any other point during the three-year period prior to the date identified above on which the Issuer believes that the one-year period commenced pursuant to rule 3a-2(b).”

Response:

Please see the analysis in response to comment 3 above indicating that, after further review and legal analysis from counsel, The Issuer’s counsel asserts that the Issuer is not an investment management company and is therefore exempt from registration, pursuant to the Investment Management Act of 1940. As Lelantos is not an investment management company they are not relying on the temporary safe harbor provided by rule 3a-2. Based on this legal analysis provided by counsel, the board has determined that Lelantos is not an investment management company and they do not need to rely on the temporary safe harbor provided by rule 3a-2. As Lelantos is not relying on the safe harbor provided by rule 3a-2, there is not a date to be provided for which the one-year period commenced nor is there any other point during the three-year period prior to the date identified above on which the Issuer believes that the one-year period commenced pursuant to rule 3a-2(b).

The issuer has also removed the mention of the status as an investment company from the offering statement.

If you have any questions, please contact the Issuer’s securities counsel, Patrick Ryan Morris, at 917-621-1110.

CC: Patrick Ryan Morris

Sincerely,

Nathan Puente

CEO

Lelantos Holdings, Inc.

Exhibit A

Updated Financials through May 31, 2024

CONSOLIDATED LELANTOS HOLDINGS INC. BALANCE SHEETS

(Unaudited)

	May 31, 2024	May 31, 2023
ASSETS

Current Assets:
Cash	$43,102	$6,235
Accounts Receivable	$339,583	$-
Total Current Assets	$382,685	$6,235

Vehicles, net of accumulated depreciation	$1,045,380	$1,325,664

Total Assets	$1,428,065	$1,331,899

LIABILITIES & STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$219,751	$9,094
Accrued Interest	$307,106	$91,230
Loan payable – related party	$111,280	$597,500
Convertible Notes Payable	$1,998,797	$1,451,797

Total Liabilities	$2,636,934	$2,149,621

Shareholders’ Deficit:
Series A Preferred stock, $0.01 par value, 10,000,000 shares authorized; 9,900,000 shares issued and outstanding	$99,000	$99,000
Common stock $0.001 par value, 500,000,000 shares authorized; 68,859,971 shares issued and outstanding	$68,860	$3,551
Additional paid-in capital	$59,983,287	$40,651,225
Accumulated deficit	$(61,360,016)	$(41,571,498)
Total Stockholders’ Deficit	$(1,208,869)	$(817,722)
Total Liabilities and Stockholders’ Deficit	$1,428,065	$1,331,899

CONSOLIDATED LELANTOS HOLDINGS INC. STATEMENTS OF OPERATIONS

(Unaudited)

	For the Five Months Ended May 31,
	.	2023
Revenue	$333,522	$40,002

Operating Expenses

Cost of Goods Sold	$247,254
Contract Labor	$83,019	$57,746
General and administrative	$320,320	$92,220
Total operating expenses	$650,593	$149,966

Loss from operations	$(317,071)	$(109,964)
Other Expense:
ESOP Contributions	$19,098,000
Interest Expense	$101,191	$122,131
Total Other Expense	$19,199,191	$122,131

Net Loss	$(19,516,263)	$(232,095)

Net loss per share	$(0.28)	$(0.07)
Weighted average shares outstanding, basic and diluted	68,859,971	3,552,418

CONSOLIDATED LELANTOS HOLDINGS INC. STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Five Months Ended May 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(19,516,263)	$(232,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt Discount Amortization	$-	$28,723
Depreciation Expense	$113,628	$37,876
ESOP Contribution Expense	$19,317,841	$-
Changes in operating assets and liabilities:
Accounts Receivables	$99,411	$-
Accounts Payable	$50,580	$-
Accrued Interest	$80,987	$93,408
Net cash used in operating activities	$146,185	$(72,088)

CASH FLOWS FROM INVESTING ACTIVITIES: Vehicles	$-	$(1,363,540)

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible Notes Payable	$119,000	$1,349,797
Proceeds from related party loan	$2,500	$92,344
Class C Share Investment (Subscription Agreement)	$2,000	$-
Conversion of Notes to Common Stock	$(229,841)	$-
Net cash provided by financing activities	$(106,341)	$1,442,141

Net change in cash	$39,843	$6,513
Cash at beginning of period	$3,259	$(278)
Cash at end of period	$43,102	$6,235

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	—	—
Cash paid for taxes	—	—
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY:
Convertible Note Payable issued for Vehicles	—	$1,363,540.00
Convertible Note Payable Converted to Common Stock	$295,000.00
Common Stock issued to ESOP	$19,098,000.00

LELANTOS HOLDINGS INC. BALANCE SHEETS

(Unaudited)

	May 31, 2024	May 31, 2023
ASSETS

Current Assets:
Cash	$57	$1,626
Accounts Receivable	$-	$-
Total Current Assets	$57	$1,626

Vehicles, net of accumulated depreciation	$1,045,380	$1,325,664

Total Assets	$1,045,437	$1,327,290

LIABILITIES & STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$9,094	$9,094
Accrued Interest	$307,107	$8,566
Loan payable – related party	$32,000	$510,000
Convertible Notes Payable	$1,998,797	$1,444,616
Intercompany Balances	$(50,830)	$880

Total Liabilities	$2,296,168	$1,973,156

Shareholders’ Deficit:
Series A Preferred stock, $0.01 par value, 10,000,000 shares authorized; 9,900,000 shares issued and outstanding	$99,000	$99,000
Common stock $0.001 par value, 500,000,000 shares authorized; 68,859,971 shares issued and outstanding	$68,860	$3,552
Additional paid-in capital	$59,978,282	$40,641,830
Accumulated deficit	$(61,396,872)	$(41,390,248)
Total Stockholders’ Deficit	$(1,250,730)	$(645,866)
Total Liabilities and Stockholders’ Deficit	$1,045,437	$1,327,290

LELANTOS HOLDINGS INC. STATEMENTS OF OPERATIONS

(Unaudited)

	For the Five Months Ended May 31,
	2024	2023
Revenue	$12	$28,611

Operating Expenses

Cost of Goods Sold	$-
Contract Labor	$79,633	$4,060
General and administrative	$167,835	$46,000
Total operating expenses	$247,468	$50,060

Loss from operations	$(247,457)	$(21,449)
Other Expense:
ESOP Contributions	$19,098,000
Interest Expense	$80,987	$27,930
Total Other Expense	$19,178,987	$27,930

Net Loss	$(19,426,444)	$(49,379)

Net loss per share	$-	$-
Weighted average shares outstanding, basic and diluted	-	-

LELANTOS HOLDINGS INC. STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Five Months Ended May 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(19,426,444)	$(49,379)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt Discount Amortization	$-	$21,542
Depreciation Expense	$113,628	$37,876
ESOP Contribution Expense	$19,317,841	$-
Changes in operating assets and liabilities:
Accounts Receivables	$-	$-
Accounts Payable	$-	$-
Accrued Interest	$80,987	$6,388
Net cash used in operating activities	$86,012	$16,427

CASH FLOWS FROM INVESTING ACTIVITIES: Vehicles	$-	$(1,363,540)

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible Notes Payable	$119,000	$1,349,797
Proceeds from related party loan	$19,475	$(880)
Class C Share Investment (Subscription Agreement)	$2,000	$100
Conversion of Notes to Common Stock	$(229,841)	$-
Net cash provided by financing activities	$(89,366)	$1,349,017

Net change in cash	$(3,354)	$1,904
Cash at beginning of period	$3,411	$(278)
Cash at end of period	$57	$1,626

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	—	—
Cash paid for taxes	—	—
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY:
Convertible Note Payable issued for Vehicles	—	$1,363,540.00
Convertible Note Payable Converted to Common Stock	$295,000.00
Common Stock issued to ESOP	$19,098,000.00

ECO MANAGEMENT, LLC. BALANCE SHEETS

(Unaudited)

	May 31, 2024	May 31, 2023
ASSETS

Current Assets:
Cash	$23,550	$-
Accounts Receivable	$339,583	$-
Total Current Assets	$363,133	$-

Other Assets	$-	$-

Total Assets	$363,133	$-

LIABILITIES & STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$80,595	$-
Accrued Payroll	$26,562	$-
PPP Loan	$103,500	$-
Convertible Notes Payable	$-	$-
Intercompany Balances	$51,070	$-

Total Liabilities	$261,727	$-

Shareholders’ Equity
	$-	$-
	$-	$-
Additional paid-in capital	$-	$-
Retained Earnings	$101,406	$-
Total Stockholders’ Deficit	$101,406	$-
Total Liabilities and Stockholders’ Deficit	$363,133	$-

ECO MANAGEMENT, LLC. STATEMENTS OF OPERATIONS

(Unaudited)

	For the Five Months Ended May 31,
	2024	2023
Revenue	$319,292	$-

Operating Expenses

Cost of Goods Sold	$247,254
Contract Labor	$-	$-
General and administrative	$138,865	$-
Total operating expenses	$386,119	$-

Loss from operations	$(66,827)	$-
Other Expense:
Interest Expense	$204	$-
Total Other Expense	$204	$-

Net Loss	$(67,031)	$-

Net loss per share	$-	$-
Weighted average shares outstanding, basic and diluted	-	-

ECO MANANGEMENT, LLC. STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Five Months Ended May 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(67,031)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Debt Discount Amortization	$-	$-
Depreciation Expense	$-	$-
ESOP Contribution Expense	$-	$-
Changes in operating assets and liabilities:
Accounts Receivables	$74,411	$-
Accounts Payable	$(111,812)	$-
Intercompany Balances Due/To	$51,070	$-
Net cash used in operating activities	$(53,361)	$-

CASH FLOWS FROM INVESTING ACTIVITIES: Vehicles	$-	$-

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible Notes Payable	$-	$-
Proceeds from related party loan	$-	$-
Class C Share Investment (Subscription Agreement)	$-	$-
Conversion of Notes to Common Stock	$-	$-
Net cash provided by financing activities	$-	$-

Net change in cash	$(53,361)	$-
Cash at beginning of period	$76,911	$-
Cash at end of period	$23,550	$-

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	—	—
Cash paid for taxes	—	—
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY:
	—	$-
	$-
	$-

LELANTOS ENERGY, LLC. BALANCE SHEETS

(Unaudited)

	May 31, 2024	May 31, 2023
ASSETS

Current Assets:
Cash	$85	$4,603
Accounts Receivable	$-	$5
Total Current Assets	$85	$4,608

Other Assets	$-	$-

Total Assets	$85	$4,608

LIABILITIES & STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$-	$-
Accrued Interest	$-	$-
Loan payable – related party	$89,280	$87,500
Intercompany Balances	$50,830	$880
Total Liabilities	$140,110	$88,380

Shareholders’ Deficit:
Additional paid-in capital	$5,005	$6,755
Accumulated deficit	$(145,030)	$(90,527)
Total Stockholders’ Deficit	$(140,025)	$(83,772)
Total Liabilities and Stockholders’ Deficit	$85	$4,608

LELANTOS ENERGY, LLC. STATEMENTS OF OPERATIONS

(Unaudited)

	For the Five Months Ended March 31,
	2024	2023
Revenue	$14,218	$11,391

Operating Expenses

Cost of Goods Sold	$-
Contract Labor	$3,386	$53,686
General and administrative	$13,620	$48,232
Total operating expenses	$17,006	$101,918

Loss from operations	$(2,788)	$(90,527)
Other Expense:
ESOP Contributions	$-
Interest Expense	$20,000	$-
Total Other Expense	$20,000	$-

Net Loss	$(22,788)	$(90,527)

Net loss per share	$-	$-
Weighted average shares outstanding, basic and diluted	-	-

LELANTOS ENERGY, LLC. STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Five Months Ended 31-May
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(22,788)	$(90,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt Discount Amortization	$-	$-
Depreciation Expense	$-
ESOP Contribution Expense	$-	$-
Changes in operating assets and liabilities:
Accounts Receivables	$-	$5.00
Accounts Payable	$-	$-
Accrued Interest	$-	$-
Net cash used in operating activities	$(22,788)	$(90,522)

CASH FLOWS FROM INVESTING ACTIVITIES:	$-	$-

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible Notes Payable	$-	$-
Proceeds from related party loan	$23,025	$95,125
Net cash provided by financing activities	$23,025	$95,125

Net change in cash	$237	$4,603
Cash at beginning of period	$(152)	$-
Cash at end of period	$85	$4,603

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	—	—
Cash paid for taxes	—	—
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY:
Convertible Note Payable issued for Vehicles	—	$-
Convertible Note Payable Converted to Common Stock	$-
Common Stock issued to ESOP	$-